Exhibit 1

Media Relations Paula Andrea Escobar +57 (1) 603-9079 paulaandrea.escobar@cemex.com	Investor Relations Jesús Ortiz +57 (1) 603-9051 jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH QUARTER 2016 RESULTS

•	Controlling interest net income during 2016 increased by 46% reaching US$140 million, compared to that of 2015

•	We reached the lowest level of working capital investment in CLH’s history, with minus 5 average working capital days for the full year, and minus 14 days for the fourth quarter

•	The full year increase in our consolidated EBITDA margin is attributed mainly to the positive performance in Panama, Nicaragua, and Guatemala, more than offsetting margin declines in Colombia and Costa Rica

BOGOTA, COLOMBIA. FEBRUARY 9, 2017 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$1,315 million in 2016 and US$303 million during the fourth quarter of 2016. Consolidated net sales decreased by 8% during 2016, compared to those of 2015. This decline is explained mainly by lower cement volumes from our operations in Colombia, Panama and Costa Rica, and as a result of foreign exchange fluctuations. Adjusting for foreign-exchange fluctuations consolidated net sales in 2016 decreased by 2% compared to those of 2015.

During the fourth quarter of 2016, consolidated net sales decreased by 7% on a year-over-year basis. This decline is mainly explained by lower cement volumes and prices in Colombia and Costa Rica.

Operating EBITDA during the full year and the fourth quarter decreased by 6% and 19%, respectively, compared to those of 2015. Adjusting for foreign-exchange fluctuations operating EBITDA in 2016 remained flat versus that of 2015.

During the full year, our consolidated domestic gray cement, ready-mix and aggregates volumes declined by 1%, 9% and 14%, respectively, compared to those of 2015. In the fourth quarter of 2016 our ready-mix and aggregates volumes decreased by 6% and 10%, respectively, while our consolidated domestic gray cement volumes remained flat on year-over-year basis.

Jaime Muguiro, CEO of CLH, said, “Despite challenging demand dynamics in markets like Colombia, and Costa Rica, we have delivered strong results. On a year over year basis, adjusted by foreign-exchange fluctuations, our consolidated net sales during the year decreased by only 2% while our EBITDA remained flat, resulting in a margin expansion of 0.7 percentage points.”

CLH’s Financial and Operational Highlights

•	Our Consolidated EBITDA margin increased by 0.7pp during the full year mainly due to the positive performance in Panama, Nicaragua and Guatemala, more than offsetting margin declines in Colombia and Costa Rica .

•	Adjusting for the effect of foreign-exchange fluctuations our consolidated EBITDA remained flat during the year, while our consolidated net sales decreased 2% compared to those of 2015.

•	In Panama, during the fourth quarter and the full year our EBITDA margin increased by 2.9pp and 4.1pp, respectively, compared to those of 2015.

•	During the year and fourth quarter, our average working capital investment continued being negative.

•	Free cash flow after total capital expenditures reached US$24 million and US$97 million during the fourth quarter and for the full year, respectively. Strategic capital expenditures were US$32 million in the fourth quarter and US$140 million in 2016, and were mainly used for our capacity expansion project in Colombia.

Jaime Muguiro added, “We have consistently improved our Working Capital management, reaching the lowest average working capital investment in our history in 2016. Last year alone we were able to reduce our annual average working capital needs by US$67 million compared to those of 2015, and by US$120 million compared to average working capital invested in 2014. This reduction, together with lower financial expenses, cash taxes, and other expenses, allowed us to maintain a strong level of Free Cash Flow generation, despite the negative effect from market dynamics in Colombia and Costa Rica, and the appreciation of the US dollar”

Consolidated Corporate Results

During the full year, controlling interest net income reached US$140 million increasing 46% compared to that of 2015. During the fourth quarter 2016 we registered a controlling interest net loss of US$4 million, compared to a net loss of US$22 million in the same period in 2015

Net debt was reduced during the fourth quarter of 2016 to US$938 million.

Geographical Markets Fourth Quarter 2016 Highlights

Operating EBITDA in Colombia decreased by 37% to US$38 million versus US$60 million in the fourth quarter of 2015, with a decline of 12% in net sales reaching US$153 million.

In Panama, operating EBITDA remained flat in US$26 million during the quarter, while EBITDA margin grew by 2.9pp on a year-over-year basis. Net sales reached US$57 million in the fourth quarter of 2016, a decrease of 6% compared to those in the same period of 2015.

In Costa Rica, operating EBITDA reached US$12 million during the quarter, decreasing by 19% on a year-over-year basis. Net sales declined by 12% to US$32 million, compared to those of the fourth quarter of 2015.

In the Rest of CLH operating EBITDA increased by 27% to US$20 million during the quarter, while EBITDA margin grew by 3.8pp on a year-over-year basis. Net sales reached US$66 million in the fourth quarter of 2016, an increase of 10% compared to those of the same period in 2015.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate..

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.